EXHIBIT 99.1

For Immediate Release

Compugen Ltd. Reports First Quarter 2013 Financial Results

CEO to update Company status in today’s quarterly conference call

TEL AVIV, ISRAEL – April 25, 2013 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ending March 31, 2013.

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen, stated, “During this past quarter, Compugen made substantial progress in addressing its commercial, product development and scientific objectives for 2013. These previously disclosed objectives include entering into collaboration arrangements with respect to certain product candidates in our Pipeline Program, furthering the research and development of product candidates and initiating our second focused area of discovery.”

Dr. Cohen-Dayag added “With respect to our monoclonal antibody (mAb) programs, the continuing successful integration of our U.S. mAb generation and development activities, initiated last year, with our target discovery capabilities now allows us to move forward in advancing our programs toward therapeutic product development.  In addition, we believe that these continuing achievements will establish Compugen as a major player in the field of mAb therapeutics, the fastest growing drug class in pharmaceuticals. This progress also supports the initiation of our target discovery for antibody-drug conjugate therapy, which was recently disclosed as our second focused product candidate discovery activity.”

Revenues for the first quarter of 2013 were $162,000 compared with no revenues for the comparable period in 2012, reflecting amounts received for certain activities in support of Neviah Genomics, Compugen's joint venture with Merck Serono.

Net loss for the most recent quarter was $3.4 million (after reflecting non-cash stock based compensation expense of $675,000 and a non-cash financial loss of $139,000 related to the accounting for certain research and development funding arrangements), or $0.09 per share, compared with a net loss of $4.1 million (after reflecting non-cash stock based compensation expense of $543,000 and a non-cash financial loss of $1.2 million related to the accounting for certain research and development funding arrangements), or $0.12 per share, for the corresponding quarter of 2012. The decrease in net loss for the most recent quarter resulted in large part from the lower non-cash financial loss related to the accounting for certain research and development funding arrangements in the most recent quarter compared with the same quarter of 2012, as further discussed below.

Research and development expenses, net, for the first quarter of 2013 increased to $2.7 million, compared with $2.1 million for the first quarter of 2012, and remained the Company’s largest expense. This increase mostly reflects establishment and initiation of activities at the South San Francisco operation in the second quarter of 2012 as well as increasing levels of activity in support of the Company’s Pipeline Program.

As of March 31, 2013 and 2012, the “Research and development funding arrangements and others” liability amounted to $8.0 million and $7.7 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010, which were recently combined into one agreement following the receipt by Compugen of the final $5.0 million investment amount pursuant to the second Baize agreement. The liability balances as of March 31, 2013 and 2012 were primarily related to the estimated fair values of the embedded derivative instruments resulting from the right of the investor, under both arrangements, to waive its right to receive potential future payments in exchange for Compugen ordinary shares.

As of March 31, 2013, cash and cash related accounts totaled $24.6 million, compared with $19.6 million at December 31, 2012. Both the March 31, 2013 and December 31, 2012 balances do not include either the $5.0 million recently received pursuant to the December 2011 Baize research and development funding arrangement or the market value of Compugen’s holdings of Evogene shares at the end of each such period.

Compugen continues to have no long-term debt other than the book liability associated with the Baize research and development funding arrangement, which, as discussed above, does not represent future cash obligations.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its first quarter 2013 results today, April 25, 2013 at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the U.S. or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5918 internationally. The replay will be available through April 29, 2013.

(Tables attached)

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of selected product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which include statements related to Compugen’s potential to advance its programs towards therapeutic product development and establish it as a major player in the field of  mAb therapeutics, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31
	2013	2012
	Unaudited	Unaudited

Revenues	162	-
Cost of Revenues	150	-
Gross profit	12	-

Operating expenses
Research and development expenses, net	2,739	2,100
Marketing and business development expenses	195	195
General and administrative expenses	1,042	824
Total operating expenses *	3,976	3,119

Operating loss	(3,964)	(3,119)
Financial income (expenses), net **	590	(1,000)
Net loss	(3,374)	(4,119)
Basic and diluted net loss per ordinary share	(0.09)	(0.12)
Weighted average number of ordinary shares outstanding	37,283,753	35,291,165

*   Includes non-cash expenses related to stock based compensation

** Includes non-cash expenses related to the Baize research and development funding arrangements.

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2013	December 31, 2012
	Unaudited	Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	24,649	19,589
Restricted cash	98	96
Investment in Evogene	4,858	5,196
Other accounts receivable and prepaid expenses	709	690
Total current assets	30,314	25,571

Non-current investments
Long-term lease deposits	60	59
Severance pay fund	1,822	1,728
Total non-current investments	1,882	1,787

Long-term prepaid expenses	251	301

Property and equipment, net	1,184	1,250
Total assets	33,631	28,909

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	1,773	1,384
Total current liabilities	1,773	1,384

Non-current liabilities
Research and development funding arrangements and others	7,972	7,872
Accrued severance pay	2,131	1,981
Total non-current liabilities	10,103	9,853

Total shareholders’ equity	21,755	17,672
Total liabilities and shareholders’ equity	33,631	28,909